Exhibit 99.1

One of the World’s Largest Providers of Business Software and
Hardware Systems Renews OEM Distribution Agreement with
 Attunity

BURLINGTON, MA – January 24, 2011 – Attunity Ltd. (OTC BB: ATTUF.OB), a leading provider of real-time data integration and event capture software, announced today that one of the world’s largest business software and hardware systems companies has renewed its OEM distribution agreement with Attunity.

With this extended agreement, originally signed in 2005, this strategic partner continues to rely on Attunity’s data connectivity and change data capture (CDC) software as part of both its database and its integration middleware product lines, which incorporate Attunity products to enable solutions including real-time data integration, legacy modernization and service oriented architecture (SOA).

“We are very pleased that our strategic partner chose to continue to rely on Attunity software and we expect this partnership to continue to provide Attunity with a reliable stream of revenue over the next few years,” stated Shimon Alon, Chairman and Chief Executive Officer of Attunity. “We also believe that our partner’s choice demonstrates the quality of our integration technology. Our channel partnerships remain a key element in our growth strategy and we continue to focus on delivering world-class technology and service, with proven capabilities to support global software leaders.”

About Attunity
Attunity is a leading provider of real-time data integration and event capture software. Our offering include software solutions such as Attunity Stream®, a real-time and change-data-capture (CDC) software, our Operational Data Replication (ODR) solution and Attunity Connect®, our real-time connectivity software. Using Attunity’s software solutions, our customers enjoy dramatic business benefits by enabling real time access to information where and when needed, across the maze of heterogeneous systems making up today’s IT environment.

Attunity has supplied innovative software solutions to its enterprise-class customers for nearly 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of partners such as Microsoft, Oracle, IBM and HP. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit http://www.attunity.com and join our community on Twitter, Facebook and LinkedIn.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we state that we expect this  partnership to continue to provide us with a reliable stream of revenue over the next few years, we are using a forward looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; our liquidity challenges and the need to raise additional capital in the future; any unforeseen developmental or technological difficulties with regard to Attunity’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity’s; unknown factors affecting third parties with which Attunity has formed business alliances; timely availability and customer acceptance of Attunity’s new and existing products; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity’s Annual Report on Form 20-F for the year ended December 31, 2009, which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed or furnished to the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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© Attunity 2011. All Rights Reserved. Attunity is a registered trademark of Attunity Inc. All other product and company names herein may be trademarks of their respective owners.

Press contact:
Itamar Ankorion, Director of Marketing and Business Development, Attunity
itamar.ankorion@attunity.com
Tel. 781-730-4071